Bridgeline Digital, Inc.

80 Blanchard Road

Burlington, MA 01803

October 15, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:   Bridgeline Digital, Inc.

          Registration Statement on Form S-1

          (File No. 333-227430)

Ladies and Gentlemen:

Bridgeline Digital, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-1 (File No. 333-227430) (the “Registration Statement”) to 5:00 PM, Washington D.C. time, on Tuesday, October 16, 2018, or as soon as is practicable thereafter. The undersigned confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities registered pursuant to the aforementioned Registration Statement.

The Company hereby authorizes its counsel, Daniel W. Rumsey of Disclosure Law Group, a Professional Corporation, to orally modify or withdraw this request for acceleration.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with Mr. Rumsey, via telephone at (619) 272-7062, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours,

BRIDGELINE DIGITAL, INC.

/s/ Roger Kahn

Roger Kahn

President and Chief Executive Officer

cc:          Daniel W. Rumsey

Managing Director

Disclosure Law Group, a Professional Corporation